EXHIBIT 99.4

Press Release

Total to develop

Qatar’s First Large-Scale (800 MWp) Solar Plant

Paris, January 20, 2020 – Total has entered into agreements for the development of the Al Kharsaah Solar PV IPP Project, a 800 megawatt-peak (MWp) solar plant that will be located 80 kilometers west of Doha, Qatar. The project was awarded to a consortium of Total (49%) and Marubeni (51%) as the result of the country’s first solar tender.

“We are proud to pioneer the development of the first large-scale solar power plant in Qatar and support the country’s assertive commitment to developing renewable energy. Together with our partners, we will bring the best of our expertise and technical know-how to deliver one of the most competitive projects in the world”, said Patrick Pouyanné, Chairman and CEO of Total. “Al Kharsaah, Total’s largest solar project to date, will contribute to our ambition to deploy 25 GW of renewables by 2025. This project further strengthens our long-term partnership with Qatar in oil, natural gas, refining and petrochemicals and expands it to include renewable energy. It is a very clear symbol of the strategy of Total to become a global energy company.”

Qatar’s first large-scale solar power plant, Al Kharsaah will provide sustainable, affordable and clean energy to industries, services and individuals through the Qatari grid starting from 2021 with an initial 350 MWp capacity before reaching its full capacity in 2022. It will represent around 10% of electricity peak demand of the country and will reduce the CO2 emissions of Qatar by 26 million tons during the life of the project. The solar plant will be built on over 1000 hectares of land and equipped with 2 million bifacial solar modules with trackers, allowing substantial power gains and leveraging the advantage of the exceptional sunlight exposure in the region. It will represent an investment of around 500 million US dollars.

The project will be developed and operated by Siraj 1 SPV, jointly owned by the Consortium of Total Solar International and Marubeni (40%), alongside Siraj Energy (60%), a Joint Venture between Qatar Petroleum (40%) and QEWC (Qatar Electricity & Water Company, 60%). The project benefits from a 25-year power purchase agreement (PPA) to supply electricity to the offtaker Kahramaa.

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide is currently close to 7 gigawatts, of which over 3 gigawatts from renewable energies.

Total actively contributes to the growth of solar energy worldwide by designing and operating utility-scale power plants and supplying industrial and commercial customers with solar energy generated at their sites.

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About Total in Qatar

Present in Qatar since 1936, Total holds along with its partner Qatar Petroleum a 20% interest in the upstream part of Qatargas 1, a 10% interest in the Qatargas 1 liquefaction plant joint venture, a 16.7% stake in the Qatargas 2 train 5 joint venture, a 40% interest in Al-Khalij offshore oil field and a 30% stake in North Oil Company joint venture which operates the giant Al-Shaheen offshore oil field. Total also holds a 24.5% stake in the Dolphin Energy Ltd Company. Total’s production in the country averaged 211,000 barrels of oil equivalent per day in 2018.

Total is also a partner in the Ras Laffan Refineries with a 10% interest and in the Qapco (20%), RLOC (22.4%) and Qatofin (48.6%) petrochemical plants.

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About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

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This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.